File No. 812-15212

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”) GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b) AND 63 OF THE 1940 ACT, PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER THE 1940 ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE 1940 ACT, AND PURSUANT TO SECTION 23(c)(3) OF THE 1940 ACT GRANTING AN EXEMPTION FROM SECTION 23(c) OF THE 1940 ACT

CAPITAL SOUTHWEST CORPORATION
5400 Lyndon B Johnson Freeway, Suite 1300
Dallas, Texas 75240

All Communications, Notices and Orders to:
Mr. Bowen S. Diehl
Chief Executive Officer and President
Capital Southwest Corporation
5400 Lyndon B Johnson Freeway, Suite 1300
Dallas, Texas 75240

Copy to:
Steven B. Boehm, Esq.
Payam Siadatpour, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, Suite 700
Washington, DC 20001

May 17, 2021

TABLE OF CONTENTS

I. INTRODUCTION	1
II. CAPITAL SOUTHWEST CORPORATION	2
A. Background	2
B. The Business of Capital Southwest	3
C. Capital Southwest’s Incentive Compensation	3
III. EXEMPTION TO ISSUE RESTRICTED STOCK	3
A. Reason for Request	3
B. Applicable Law and Need for Relief	6
C. Capital Southwest’s Legal Arguments	7
IV. TAX WITHHOLDING OBLIGATIONS	13
A. Requested Order	13
B. Tax Consequences of Restricted Stock Awards	13
C. Applicable Law and Need for Relief	14
D. Capital Southwest’s Legal Arguments	14
E. Precedent	15
V. CAPITAL SOUTHWEST’S CONDITIONS	16
VI. CONCLUSION	17
VII. PROCEDURAL MATTERS	17
A. Communications	17
B. Authorization	17
VIII. EXHIBITS	18

Exhibits:

EXHIBIT A	CAPITAL SOUTHWEST CORPORATION 2021 EMPLOYEE RESTRICTED STOCK AWARD PLAN

EXHIBIT B	RESOLUTION OF THE BOARD OF DIRECTORS OF CAPITAL SOUTHWEST CORPORATION – APPROVAL OF CAPITAL SOUTHWEST CORPORATION 2021 EMPLOYEE RESTRICTED STOCK AWARD PLAN AND APPLICATION FOR EXEMPTIVE ORDER

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of CAPITAL SOUTHWEST CORPORATION 5400 Lyndon B Johnson Freeway, Suite 1300 Dallas, Texas 75240 File No. 812- Investment Company Act of 1940, as amended

AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”) GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b) AND 63 OF THE 1940 ACT, PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE 1940 ACT, AND PURSUANT TO SECTION 23(c)(3) OF THE 1940 ACT GRANTING AN EXEMPTION FROM SECTION 23(c) OF THE 1940 ACT

I.   INTRODUCTION

The undersigned applicant, Capital Southwest Corporation (“Capital Southwest” or the “Company”), an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company (a “BDC”)1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby applies for and requests an order (the "Order") from the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act2 that granted an exemption from Sections 23(a), 23(b) and 63, pursuant to Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-13 under the 1940 Act authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) under the 1940 Act, and pursuant to Section 23(c)(3) of the 1940 Act granting an exemption from Section 23(c).

The Order would supersede the Prior Orders,4 with the result that Capital Southwest will no longer rely on the Prior Order if the Order is granted.

The Prior Orders, among other things, (a) permit Capital Southwest to issue restricted shares of its common stock under the terms of Capital Southwest Corporation 2010 Restricted Stock Award Plan (the “2010 Plan”) as part of the compensation packages for certain of its employees and certain employees of its wholly-owned subsidiaries, and (b)
1 Section 2(a)(48) of the 1940 Act defines a business development company to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.
2 Unless otherwise indicated, all section references herein are to the 1940 Act.
3 Unless otherwise indicated, all rule references herein are to rules promulgated under the 1940 Act.
4 The “Prior Orders” refer to the exemptive order issued by the Commission on October 26, 2010 (see Capital Southwest Corporation, Investment Company Act Release Nos. 29450 (notice) (September 29, 2010) and 29491 (order) (October 26, 2010)) and as amended by the exemptive order issued by the Commission on August 22, 2017 (see Capital Southwest Corporation, Investment Company Act Release Nos. 32742 (notice) (July 25, 2017) and 32787 (order) (August 22, 2017)).

allow Capital Southwest to withhold shares of the Company’s common stock or purchase shares of the Company’s common stock from the Participants (as defined in the 2010 Plan) to satisfy tax withholding obligations relating to the vesting of Restricted Stock (as defined in the 2010 Plan) pursuant to the 2010 Plan. The right to grant restricted stock awards under the 2010 Plan will terminate ten years after the date that the 2010 Plan was approved by Capital Southwest’s shareholders, which is July 18, 2021. In connection with the termination of the 2010 Plan, the board of directors of Company (the “Board”) approved the Capital Southwest Corporation 2021 Employee Restricted Stock Award Plan (the “2021 Plan”) as part of the compensation packages for certain of its employees, the terms of which are, in all material respects, identical to the 2010 Plan.

Capital Southwest seeks the Order5 to permit Capital Southwest to (i) issue Restricted Stock (as defined in the 2021 Plan) as part of the compensation package for certain of its employees in the 2021 Plan, and (ii) withhold shares of the Company’s common stock or purchase shares of the Company’s common stock from the Participants (as defined in the 2021 Plan) to satisfy tax withholding obligations relating to the vesting of Restricted Stock pursuant to the 2021 Plan. The Applicant is not seeking, and the Applicant acknowledges that the Commission is not granting, an exemption from the requirements of Section 16 of the Securities and Exchange Act, as amended.

II.   CAPITAL SOUTHWEST CORPORATION

A. Background

Capital Southwest is a Texas corporation incorporated on April 19, 1961. Until September 1969, it operated as a small business investment company (“SBIC”) licensed under the Small Business Investment Act of 1958. At that time, Capital Southwest transferred to its wholly-owned subsidiary, Capital Southwest Venture Corporation (“CSVC”), certain assets and its license as a SBIC. CSVC was a closed-end, non-diversified investment company registered under the 1940 Act.  Effective June 14, 2016, CSVC was dissolved and its SBIC license was surrendered. All assets held in CSVC were transferred to Capital Southwest upon dissolution. Prior to March 30, 1988, Capital Southwest was registered as a closed-end, non-diversified investment company under the 1940 Act.  On that date, Capital Southwest elected to be treated as a BDC under the 1940 Act.  As a BDC, Capital Southwest is required to comply with certain requirement requirements under the 1940 Act, including investing at least 70% of its assets in eligible portfolio companies and limiting the amount of leverage it incurs.

Capital Southwest has elected, and intends to qualify annually, to be treated as a regulated investment company (a “RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”). As a RIC, Capital Southwest generally will not have to pay corporate-level U.S. federal income tax on any ordinary income or capital gains that its distributes to its shareholders as dividends. To continue to maintain its RIC tax treatment, Capital Southwest must meet certain specified requirements.

Capital Southwest trades on the NASDAQ Global Select Market under the symbol “CSWC.”

As of December 31, 2020, there were 22,207,360 and 19,867,848 shares of Capital Southwest’s common stock issued and outstanding, respectively. As of December 31, 2020, Capital Southwest had an aggregate of 21 employees.

Capital Southwest currently has a seven member Board, of whom one is considered to be “interested persons” of Capital Southwest within the meaning of Section 2(a)(19) of the 1940 Act and six are not “interested persons” (the “Non-Interested Directors”).  Capital Southwest has six directors who are not officers or employees of Capital Southwest.

5 The Company is seeking relief to permit Capital Southwest to, among other things, issue restricted stock as part of the compensation package for non-employee directors of the Board under the Capital Southwest Corporation 2021 Non-Employee Director Restricted Stock Award Plan (the “Non-Employee Director Plan”) concurrent to the relief sought in this Application.

B. The Business of Capital Southwest

Capital Southwest is an internally managed, non-diversified closed-end investment company that has elected to be treated as a BDC under the 1940 Act.  Capital Southwest specializes in providing customized financing to middle-market companies in a broad range of investment segments located primarily in the United States. Capital Southwest’s investment objective is to produce attractive risk-adjusted returns by generating current income from its debt investments and capital appreciation from its equity and equity related investments.  Capital Southwest’s investment strategy is to partner with business owners, management teams and financial sponsors to provide flexible financing solutions to fund growth, changes of control, or other corporate events. Capital Southwest invests primarily in senior debt securities, secured by security interests in portfolio company assets. Capital Southwest also invests in equity interests in its portfolio companies alongside its debt securities.

C.   Capital Southwest’s Incentive Compensation

As described above, the right to grant Restricted Stock awards under the 2010 Plan will terminate on July 18, 2021. In connection with the termination of the 2010 Plan, the Board approved the 2021 Plan as part of the compensation packages for certain of its employees, the terms of which are, in all material respects, identical to the 2010 Plan. The 2021 Plan was approved by the Board as a whole, including a majority of the Non-Interested Directors and the required majority, as defined in Section 57(o) of the 1940 Act (the “Required Majority”), on March 26, 2021. If the Commission issues the Order, the 2021 Plan will become effective upon receipt of the approval of Capital Southwest’s shareholders. For a detailed description of the 2021 Plan, see "III. Exemption to Issue Restricted Stock - A. Reason for Request".

III. EXEMPTION TO ISSUE RESTRICTED STOCK

Applicant is applying for the Order of the Commission pursuant to Section 6(c) granting an exemption from Sections 23(a), 23(b), and 63, and from Section 57(a)(4) pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1 to enable Applicant to issue Restricted Stock to its employees pursuant to the 2021 Plan, and pursuant to Section 23(c)(3) granting an exemption from Section 23(c). In particular, the Order would (1) enable the Applicant to appropriately compensate employees in the form of Restricted Stock, in the amount of which would be determined by the Applicant’s Board including the Required Majority, and (2) allow the Applicant to remain competitive within its sector of the financial services industry to attract and retain qualified employees. The Commission previously issued an exemptive order to Capital Southwest to permit the issuance of restricted stock to certain of its employees under the 2010 Plan,6 which, as described above, will terminate by its terms on July 18, 2021.Therefore, Capital Southwest is seeking the same relief under the 2021 Plan.

A.    Reason for Request

1. Compensation Practices in the Asset Management Industry

While Capital Southwest believes that, because the market for superior investment professionals is highly competitive, Capital Southwest’s successful performance depends on its ability to offer fair compensation packages to its professionals that are competitive with those offered by other investment management businesses. While Capital Southwest recognizes that employee retention is critical for all companies, the Applicant also believes that the highly specialized nature of its business, the competitiveness of its market and the small size of its employee base relative to its assets and revenue make such retentions even more critical for Capital Southwest. In that regard, the ability to offer equity-based compensation to its employees, which aligns employee behavior with shareholder interests and provides a retention tool, is vital to Capital Southwest’s future growth and success.

6 See Capital Southwest Corporation, Investment Company Act Release No. 29491 (October 26, 2010).

The 2021 Plan would enable Applicant to offer employees compensation packages that are more competitive with those offered by other lending businesses and investment management businesses, which would enhance the ability of Applicant to attract and retain superior senior management and other key personnel. Offering competitive compensation packages is critical to Applicant’s ability to generate the best possible risk-adjusted returns for its shareholders.

    2. Use of Restricted Stock

Capital Southwest strongly believes that Restricted Stock offers an attractive form of equity-based compensation for certain employees. Relative to other forms of equity-based compensation, Restricted Stock will allow Capital Southwest to (1) compete more successfully with commercial banks, investment banks, other publicly traded companies, and private equity funds for skilled employees; (2) develop superior alignment of Applicant’s business strategy, shareholder interests and employee interests; (3) manage dilution and cash expenses associated with equity-based compensation and salaries and bonuses; and (4) match the return expectations of the business more closely with its equity-based compensation. Certain employees may also be prohibited from receiving certain other forms of equity based compensation. Capital Southwest believes the Restricted Stock will have a clear and meaningful benefit to its shareholders and its business prospects that supports approval of this application.

Developing Alignment in Business Plan, Shareholder Interests and Employee Interests

Alignment of a company’s business plans, its shareholders expectations and its employee compensation is an essential component of long term business success.  Long-term business success is in the interest of Capital Southwest’s shareholders and employees.  Capital Southwest typically makes longer-term investments in privately held businesses.  Its business plan involves taking on investment risk over an extended period of time and a premium is placed on its ability to maintain stability of net asset values and continuity of earnings to pass through to its shareholders in the form of a recurring dividend.  Capital Southwest’s strategy is to generate income from its portfolio of investments in the debt and equity securities of its customers.  This income supports the payment of a quarterly dividend to Capital Southwest’s shareholders equal to or greater than 98% of Capital Southwest’s taxable income.  As a taxpayer that elects to be regulated as a RIC under Subchapter M of the Code, Capital Southwest is required to pay out 90% of its annual taxable income to maintain its tax advantaged status and 98% of its annual taxable income to avoid non-deductible excise taxes.  This "pass through" configuration means that, assuming Capital Southwest performs successfully, the shares of Capital Southwest’s common stock will appreciate modestly if at all over time since earnings are distributed currently and not accumulated. Rather, the primary return for Capital Southwest’s shareholders is in the form of current income through the payment of dividends rather than capital appreciation through a rising stock price.  This recurring payout requires a methodical asset acquisition approach and active monitoring and management of the investment portfolio over time.  A meaningful part of Capital Southwest’s employee base is dedicated to the maintenance of asset values and expansion of this recurring revenue to support and grow dividends.

The implications of Capital Southwest’s business model, as described above, on the attractiveness of using Restricted Stock are relatively clear. Restricted Stock has intrinsic value that may not be offered through other forms of equity-based compensation.  Holders of Restricted Stock, over time, become owners of the stock with a vested interest in value maintenance and, importantly in Capital Southwest’s case, the income stream and stock appreciation. These interests are completely aligned with those of Capital Southwest’s shareholders. Stock option holders, by way of comparison, only earn compensation if the stock price increases and do not benefit from dividends or valuation protection, two concepts that have high priority for Capital Southwest’s shareholders. Stock options are arguably less effective for Capital Southwest in terms of motivating behaviors consistent with the business objectives of moderate appreciation and stable and growing dividends, in part because the 1940 Act does not provide a mechanism for BDCs to adjust the exercise price of a stock option when a dividend is issued or to issue dividend equivalent rights in order to align the interests of an option holder with those of a shareholder.

Managing Dilution and Cash Expenses

Dilution is an important consideration for shareholders, and Restricted Stock is inherently less dilutive and more predictable than other common forms of equity-based compensation, such as stock options.  Because Restricted Stock has intrinsic value, it takes fewer shares of restricted stock to generate a similar level of economic benefit to employees.  In other words, Capital Southwest believes that the number of shares of Restricted Stock that it will grant will be less than the number of shares that would be subject to options were Capital Southwest to offer equivalent economic incentives only through a stock option plan.

Applicant can also pay less cash compensation if it can issue Restricted Stock to the Participants. Holding down cash compensation, like declaring deemed dividends rather than cash dividends, is significant to the Applicant’s ability to maximize its cash available for investments.

Matching Return Expectations

Restricted Stock motivates behavior that is more consistent with the type of return expectations that Capital Southwest has established for its shareholders.  Capital Southwest’s strategy is to originate high quality, long-term assets and to support the risk management activity of its portfolio companies over a long period of time.  Further, Capital Southwest’s business plan is to execute a methodical and conservative accumulation of assets that have a risk-based pricing premium relative to similar securities.  To this end, Restricted Stock places more value on the quality of originated assets over the quantity of originated assets, and thus, Restricted Stock is an attractive compensation tool for Capital Southwest to align employee interests with shareholder interests.  Shares of Restricted Stock that vest over time or are based upon performance targets will allow Capital Southwest to set objectives and provide meaningful rewards over time to employees who effectuate the targeted outcome of income and principal stability.

Capital Southwest’s management and the Board, including the members of the Compensation Committee of the Board, have considered each of the factors discussed above and believe that the issuance of Restricted Stock as a form of equity-based compensation is in the best interests of Capital Southwest’s shareholders, employees and business.

3. The 2021 Plan

The 2021 Plan, a copy of which is attached hereto as Exhibit A, authorizes Capital Southwest to award restricted shares of its common stock to certain of its employees under the 2021 Plan.7 A restricted stock award is an award of shares of the Company’s common stock (which have full voting and dividend rights but are restricted with regard to sale or transfer), the restrictions on which lapse ratably over a specified period of time (generally five years). The Restricted Stock will be subject to restrictions on transferability and other restrictions as required by the Compensation Committee of the Board, which is comprised solely of Non-Interested Directors, (the “Compensation Committee”) from time to time. Except to the extent restricted under the terms of the 2021 Plan, a Participant granted Restricted Stock will have all the rights of any other shareholder, including the right to vote the Restricted Stock and the right to receive dividends. During the restriction period (i.e., prior to the lapse of the applicable forfeiture restrictions), the Restricted Stock generally may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant. Except as the Board otherwise determines, upon termination of a Participant’s employment during the applicable restriction period, Restricted Stock for which forfeiture restrictions have not lapsed at the time of such termination shall be forfeited.

Pursuant to the 2021 Plan, the Board reserved 1,200,000 shares of restricted stock for issuance to the Participants. A restricted stock award is an award of shares of the Company’s common stock, which generally have full voting and dividend rights but are restricted with regard to sale or transfer. Restricted stock awards are independent of stock grants and are generally subject to forfeiture if employment terminates prior to these restrictions lapsing. Unless
7 The 2021 Plan is attached for information purposes only. Capital Southwest is solely responsible for the content of the 2021 Plan, and in the event of any conflict between the terms and conditions applicable to the Order (as described in the Application, excluding Exhibit A) and the 2021 Plan, the former will govern the relief requested herein.

otherwise specified in the award agreement, these shares vest in equal annual installments over a four to five-year period from the grant date and are expensed over the vesting period starting on the grant date. In addition, subject to adjustment as provided in Section 11 of the 2021 Plan, the maximum amount of Restricted Stock that may be issued and outstanding will not at the time of issuance of any Restricted Stock exceed 10% of Capital Southwest's outstanding voting securities.8 In addition, no Participant may be granted more than 25% of the shares of common stock reserved for issuance under the 2021 Plan, subject to adjustment as provided in Section 11 of the 2021 Plan.

Each issuance of Restricted Stock under the 2021 Plan will be approved by the Required Majority of Capital Southwest’s directors on the basis that the issuance is in the best interests of Capital Southwest and its shareholders. The date on which the Required Majority approves an issuance of Restricted Stock will be deemed the date on which the subject Restricted Stock is granted.

The Board will not make any material amendment to the 2021 Plan unless Capital Southwest receives an order from the Commission approving the terms of such amendment. The 2021 Plan provides that no grants may be made under the 2021 Plan in contravention of the 1940 Act.

B.    Applicable Law and Need for Relief

Section 63 makes applicable to BDCs the provisions of Section 23(a) generally prohibiting a registered closed-end investment company from issuing securities for services or for property other than cash or securities and of Section 23(b) generally prohibiting a registered closed-end investment company from selling any common stock of which it is the issuer at a price below the stock’s current net asset value, except with the consent of a majority of the company’s common stockholders or under certain other enumerated circumstances not applicable to the 2021 Plan. Section 63(2) provides that, notwithstanding Section 23(b), a BDC may sell any common stock of which it is the issuer at a price below the current net asset value of such stock and may sell warrants, options, or rights to acquire any such common stock at a price below the current net asset value of such stock if, (1) the holders of a majority of the BDC’s outstanding voting securities, and the holders of a majority of the BDC’s voting securities who are not affiliated persons of the BDC, approved the BDC’s policy and practice of making such sales of securities at the last annual meeting of stockholders within one year immediately prior to any such sale; (2) the Required Majority has determined that such sale would be in the best interests of the BDC and its stockholders; and (3) the Required Majority, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, has determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of such company of firm commitments to purchase such securities or immediately prior to the issuance of such securities that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities, less any distributing commission or discount.

Because Restricted Stock that would be granted under the 2021 Plan would not meet the terms of Section 63(2)(A) (i.e., the 2021 Plan will not be approved by the holders of a majority of the company’s outstanding voting securities that are not affiliated persons of the Company), Section 23(b) would prevent the issuance of Restricted Stock.

Section 57(a) proscribes certain transactions between a BDC and persons related to the BDC in the manner described in Section 57(b) (“57(b) persons”), absent a Commission order. Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent such order. Rule 17d-1, made applicable to transactions subject to Sections 57(a)(4) by Section 57(i) to the extent the Commission has not adopted a rule under Section 57(a)(4), generally proscribes participation in a “joint enterprise or other joint arrangement or profit-sharing plan,” which includes, pursuant to paragraph 17d-1(c), a stock option or purchase plan. Employees and directors of a BDC are 57(b) persons. Thus, although a compensation plan involving grants of Restricted Stock is not specifically referred to by Section 57(a)(4) or Rule 17d-1, the issuance of shares of Restricted
8 For purposes of calculating compliance with this limit, Capital Southwest counts as Restricted Stock all shares of its common stock that are issued pursuant to the 2021 Plan, less any shares that are forfeited back to Capital Southwest and cancelled as a result of forfeiture restrictions not lapsing.

Stock could be deemed to involve a joint transaction involving a BDC and a 57(b) person in contravention of Section 57(a)(4).

Section 6(c) provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provision of the 1940 Act, if and to the extent that the exemption is necessary or appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 57(a)(4) and Rule 17d-1, made applicable to BDCs by Section 57(i), provide that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans.  Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement, or plan is consistent with the policies and purposes of the 1940 Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

C.    Capital Southwest’s Legal Arguments

The Commission and Congress have recognized the need for certain types of investment companies, including closed-end investment companies and SBICs, to offer equity-based compensation to its employees.

Capital Southwest believes that its ability to offer equity-based compensation in the form of Restricted Stock is necessary for Capital Southwest to attract and retain talented employees and officers, and to align that talent with shareholders’ interests.  Capital Southwest believes that its request for the Order is consistent with the policies underlying the provisions of the 1940 Act permitting the use of equity compensation by BDCs as well as prior exemptive relief granted by the Commission.

    1. Similarity to Issuances Currently Permitted under the 1940 Act for Employees

Congress recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel and directors in the Small Business Investment Incentive Act of 1980 (the “1980 Amendments”).  Section 61, enacted as part of the 1980 Amendments, permits BDCs to issue to their officers, employees and general partners warrants, options and rights to purchase voting securities of such companies pursuant to executive compensation plans in compliance with certain conditions.9  Capital Southwest believes that the issuance of Restricted Stock to employees for purposes of investor protection under the 1940 Act, is substantially similar to what is currently permitted under Section 61.

Capital Southwest is not aware of any specific discussion in the legislative history of the 1980 Amendments regarding the use of direct grants of stock as incentive compensation; however, the legislative history recognizes the crucial role that equity-based compensation played in the operation of a private equity fund and its ability to attract and retain employees. Congress endowed BDCs with the ability to issue derivative securities to employees in order to ensure that BDCs would be able to compete for skilled personnel in light of compensation practices as they existed in 1980. In the late 1970s, direct grants of stock were not a widely used form of compensation. In fact, publications in the late 1970s indicate that it was stock options – which the 1980 Amendments made permissible for use by BDCs – that were the most widely used type of incentive compensation.10

2. Prior Commission Orders Relating to Employee Compensation
9 See Section 61(a)(3)(B) of the 1940 Act.
10 See, “Successors to the Qualified Stock Option” Harvard Business Review (Jan/Feb. 1978) stating: “Stock options predominate among the long-term incentives for executives” and “Restricted stock, once widely used in executive compensation, declined in popularity after the 1969 tax law changes and is now a rarity.” See also, “Annual Survey of Executive Compensation” Business Week (May 14, 1979) stating: “Most companies still use stock option grants and appreciation rights as their predominant incentives.”

Capital Southwest notes that the relief requested herein is substantially similar to prior relief the Commission provided to Capital Southwest in the Prior Orders. Capital Southwest also notes that the relief requested herein is substantially similar to the relief contained in orders issued by the Commission to Sutter Rock Capital Corp. (“Sutter Rock”), Hercules Capital, Inc. (“Hercules Capital”), Triangle Capital Corporation (“Triangle”), Harris & Harris Group, Inc. (“Harris & Harris”), Medallion Financial Corp. (“Medallion”), Main Street Capital Corporation ("Main Street"), and MCG Capital Corporation (“MCG Capital”).

Order Relating to the Use of Restricted Stock by a BDC

The important role that restricted stock can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to BDCs.

Sutter Rock Capital Corp. On June 16, 2020, the Commission issued an order granting Sutter Rock relief under Sections 6(c), 23(a), 23(b), 23(c), 57(a)(4), 57(i) and 63 and Rule 17d-1 (the “Sutter Rock Order”). The Sutter Rock Order permits Sutter Rock (i) to issue restricted shares of its common stock as part of the compensation package for certain of its employees, officers, and directors, including non-employee directors, (ii) to withhold shares of its common stock or purchase shares of its common stock from employees, officers, directors, and non-employee directors to satisfy tax withholding obligations relating to the vesting of restricted shares or the exercise of options, and (iii) permit employees, officers, and directors to pay the exercise price of options that will be granted to them pursuant to the plan with shares of common stock.11

Hercules Capital, Inc. On January 30, 2019, the Commission issued an order granting Hercules Capital relief under Sections 6(c), 23(a), 23(b), 23(c), 57(a)(4), 57(i) and 63 and Rule 17d-1 (the “Hercules Capital Order”). The Hercules Capital Order permits Hercules Capital (i) to issue restricted shares of its common stock as part of the compensation package for certain of its employees, officers, and directors, including non-employee directors, (ii) to withhold shares of its common stock or purchase shares of its common stock from employees, officers, directors, and non-employee directors to satisfy tax withholding obligations relating to the vesting of restricted shares or the exercise of options, and (iii) permit employees, officers, and directors to pay the exercise price of options that will be granted to them pursuant to the plan with shares of common stock.12

Triangle Capital Corporation. On March 21, 2013, the Commission issued an amended order granting Triangle relief under Sections 6(c), 23(a), 23(b), 57(a)(4), 57(i), and 63 and Rule 17d-1 (the “Amended Triangle Order”). The Amended Triangle Order increases the number of restricted shares of common stock Triangle can issue to its non-employee directors.13

Harris & Harris Group, Inc. On April 3, 2012, the Commission issued an order granting Harris & Harris relief under Sections 6(c), 23(a), 23(b), 57(a)(4), 57(i) and Rule 17d-1 (the “Harris & Harris Order”). The Harris & Harris Order permits Harris & Harris, a BDC, (i) to issue restricted stock pursuant to its equity-based employee and director compensation plan; (ii) to withhold shares of common stock or purchase shares of common stock from directors, officers, and other employees to satisfy tax withholding obligations; and (3) to allow such individuals to pay the exercise price of Options that were granted to them pursuant to a predecessor plan.14

Medallion Financial Corp. On April 26, 2010, the Commission issued an order granting Medallion relief under Sections 6(c), 23(a), 23(b), 57(a)(4), 57(i), and 63 and Rule 17d-1 (the “Medallion Order”). The Medallion Order permits Medallion, a BDC, to issue restricted shares of its common stock, pursuant to an equity compensation plan,
11 Sutter Rock Capital Corp., Investment Company Act Release No. 333894 (June 16, 2020).
12 Hercules Capital, Inc., Investment Company Act Release No. 33360 (January 30, 2019).
13 Triangle Capital Corporation, Investment Company Act Release No. 30432 (March 21, 2013).
14 Harris & Harris Group, Inc., Investment Company Act Release No. 30027 (April 3, 2012).

as part of compensation packages for certain of its employees and certain employees of its wholly owned subsidiaries.15

Triangle Capital Corporation. On March 18, 2008, the Commission issued an order granting Triangle relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “Triangle Order”). The Triangle Order permits Triangle, a BDC, to issue restricted stock pursuant to its equity-based employee and director compensation plan.16

Main Street Capital Corporation. On January 16, 2008, the Commission issued an order granting Main Street and certain affiliated entities relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “Main Street Order”). The Main Street Order permits Main Street and certain affiliated entities to issue restricted stock pursuant to its equity-based employee compensation plan.17

MCG Capital Corporation. On April 4, 2006, the Commission issued an order granting MCG Capital relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “MCG Order”). The MCG Order permits MCG Capital Corporation, a BDC, to issue restricted stock pursuant to its equity-based employee and director compensation plans.18

Orders Relating to Use of Equity-Based Compensation by Internally Managed Closed-End Investment Companies

The important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to internally managed closed-end investment companies.

Baker, Fentress & Company and Adams Express Company, et al. In 1998, the Commission issued an order granting Baker, Fentress & Company (“Baker Fentress”) exemptive relief from Sections 17(a) and (d), 18(d), and 23(a), (b), and (c) and Rule 17d-1. More recently, in 2005, the Commission issued a similar order granting Adams Express Company and Petroleum and Resources Corporation (“Adams Express”) exemptive relief from Sections 17(d), 18(d), and 23(a), (b), and (c) and Rule 17d-1. These orders permitted the companies to implement broad equity-based compensation plans that included the issuance of restricted stock to their employees.19

Although each of the plans permitted under the Adams Express Order and Baker Fentress Order provides a distinct method of providing for equity-based compensation, the fundamental purpose of each is similar; awarding individuals equity-based compensation for competitive purposes, and each was deemed ultimately to benefit the stockholders of the underlying investment company. Importantly, relief in each of the above cases was granted to closed-end funds that had not elected BDC status and, thus, were not within the class of entities that, like Applicant, Congress had determined should be allowed to issue equity compensation to officers, employees and directors.

3.    Standards for Exemption Under Section 6(c)

15 Medallion Financial Corp., Investment Company Act Release No. 29258 (April 26, 2010).
16 In the Matter of Triangle Capital Corporation, Investment Company Act Release No. 28196 (March 18, 2008).
17 Main Street Capital Corporation, Investment Company Act Release No. 28120 (January 16, 2008).
18 MCG Capital Corporation, Investment Company Act Release No. 27280 (April 4, 2006).
19  See Baker, Fentress & Company, Investment Company Act Release No. 23619 (Dec. 22, 1998) (the “Baker Fentress Order”) and Adams Express Company, et. al, Investment Company Act Release No. 26780 (March 8, 2005) (the “Adams Express Order”). Applicant notes that, in each of their respective applications, Adams Express and Baker Fentress cited the legislative history of the 1980 Amendments as standing for the idea that Congress had recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel. Both Adams Express and Baker Fentress received orders from the Commission permitting the issuance of equity-based compensation, including direct grants of stock. Baker Fentress and Adams Express. were also granted relief to issue stock options to their Non-Employee Directors.

Section 6(c), which governs Capital Southwest’s request for exemptive relief from Section 23 and 63 provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the 1940 Act’s policy and provisions.20

Necessary or Appropriate in the Public Interest

As indicated above, both the Commission and Congress have long recognized the importance of equity-based compensation in attracting and retaining qualified personnel.  Capital Southwest submits that maintaining the ability of a BDC to provide capital and management expertise to privately-held companies by attracting and retaining highly qualified employees and officers is in the public interest, including the interests of Capital Southwest’s shareholders.  Capital Southwest competes for talented employees with banks, private equity funds and other financial services companies that are not investment companies registered under the 1940 Act, all of which pay substantially higher cash compensation to their employees.  These organizations are also able to offer all types of equity-based compensation to their employees, including restricted stock, and, therefore, have an advantage over Capital Southwest in attracting and retaining highly qualified personnel.  For Capital Southwest to compete on a more equal basis with such organizations, it must be able to attract and retain talented employees, and offer them comparable compensation packages.  These professionals, Capital Southwest suggests, in turn are likely to increase Capital Southwest's performance and shareholder value.

The 2021 Plan will allow Capital Southwest to competitively compensate its personnel while also aligning the interests of its personnel with the success of Capital Southwest and the interests of its shareholders while preserving cash for further investment.

Consistency with the Protection of Investors

Investors will be protected to at least the same extent that they are currently protected under Section 61(a)(3). The 2021 Plan has been approved by the Board in accordance with Section 61(a)(3)(A)(iv), and, subject to and following receipt of the Order, the 2021 Plan will be submitted to Capital Southwest’s shareholders for their approval or disapproval. The proxy statement submitted to Capital Southwest’s shareholders will contain a concise “plain English” description of the 2021 Plan and its dilutive effective. If the 2021 Plan is not approved by Capital Southwest's shareholders, it will not be implemented. Thus, Capital Southwest’s shareholders will have the opportunity to decide for themselves whether the prospective benefits offered by the 2021 Plan are worth the dilution that will result from the 2021 Plan’s operation. Further, each grant of Restricted Stock will be approved by the Required Majority on the basis that the issuance is in the best interests of Capital Southwest and its shareholders. Capital Southwest is subject to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies relating to the accounting for and disclosure of the Restricted Stock, and the Securities Exchange Act of 1934 (the “Exchange Act”) requirements relating to executive compensation disclosure.

Based on the manner in which the issuance of Restricted Stock pursuant to the 2021 Plan will be administered, the Restricted Stock will be no more dilutive than if Capital Southwest were to issue stock options to employees of Capital Southwest, as is permitted by Section 61(a)(3). As stated above, it is anticipated that the Compensation Committee, subject to approval of the Required Majority, generally will grant awards based on a value determined to be appropriate for a particular employee at the time of the award. Because it takes fewer shares of Restricted Stock, as compared with stock options, to compensate an employee at the same level, the number of shares of Restricted Stock awarded would be fewer than the number of shares on which an employee would have to be given an option. Furthermore, there is a limit on the total number of shares that Capital Southwest will issue under the 2021 Plan. Capital Southwest has agreed that the maximum amount of Restricted Stock that may be issued and
20 We note that the staff has previously stated that it would not recommend enforcement action to the Commission under Section 23(a) if closed-end funds directly compensate their directors with fund shares, provided that the directors’ services are assigned a fixed dollar value prior to the time that the compensation is payable. Statement of Staff Position, Interpretive Matters Concerning Independent Directors of Investment Companies (Oct. 14, 1999).

outstanding will not at the time of issuance of any Restricted Stock exceed 10% of Capital Southwest’s outstanding voting securities. Capital Southwest acknowledges that, while awards granted under the 2021 Plan may have a dilutive effect on the shareholders’ equity per share in Capital Southwest, that effect would be outweighed by the anticipated benefits of the 2021 Plan to Capital Southwest and its shareholders.

Section 61(a)(3) provides that the amount of voting securities that would result from the exercise of all of a BDC’s outstanding warrants, options or rights, at the time of issuance, may not exceed 25% of the outstanding voting securities of such BDC, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights issued to such BDC’s directors, officers and employees, would exceed 15% of the outstanding voting securities of such BDC, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, at the time of issuance shall not exceed 20% of the outstanding voting securities of such BDC. Under the 2021 Plan, the maximum amount of Restricted Stock that may be issued and outstanding will not at the time of issuance of any Restricted Stock exceed 10% of Capital Southwest’s outstanding voting securities. For purposes of determining Capital Southwest’s compliance with the limits in Section 61(a)(3) of the 1940 Act, Capital Southwest will treat Restricted Stock issued under the 2021 Plan as voting securities that would result from the exercise of all outstanding warrants, options, and rights issued to directors, officers and employees.21

Consistency with the Purposes of the 1940 Act

As indicated earlier, Capital Southwest is at a disadvantage in competing with other financial services companies in attracting and retaining management personnel because they cannot offer shares of Capital Southwest as part of a compensation plan.  Capital Southwest believes that its competitors have reserved between 10% and 20% of their outstanding voting securities for issuance under their employee incentive compensation plan. As noted above, Capital Southwest also believes that it competes directly for experienced executives and other professionals with many non-public companies. Because these companies are not required to make their employee incentive compensation plans public, Capital Southwest is not able to provide definitive numbers regarding the percentages of outstanding voting securities that these companies have reserved for issuance under their employee incentive compensation plans.

The Commission previously recognized the problem of restricting equity compensation in the context of SBICs in 1971 and granted a limited exemption from the 1940 Act’s provisions to permit SBICs to issue qualified stock options.  Congress amended the 1940 Act in 1980 to permit BDCs also to issue warrants, options, and rights subject to certain conditions and limitations.  The Commission again recognized these problems in the context of closed-end investment companies in 1985 and granted a limited exemption from the 1940 Act’s provisions to permit certain internally managed closed-end investment companies to issue incentive stock options.  In 1998, the Commission issued the Baker Fentress Order and in 2005, the Commission issued the Adams Express Order, both permitting numerous types of equity compensation, including the issuance of restricted stock by a registered closed-end investment company.  Finally, the Commission issued, among others, the MCG Order, the Capital Southwest Order, the Main Street Order, the Triangle Order, Newtek Order, and Sutter Rock Order, permitting equity compensation, including the issuance of restricted stock by a BDC.  In each of these instances, it was found that equity compensation would not offend the 1940 Act’s policies and purposes.

In the present case, the Commission has issued an exemptive order to Capital Southwest to permit the issuance of restricted stock to certain of its employees under the 2010 Plan and Capital Southwest is seeking relief to issue restricted stock to certain of its employees under the 2021 Plan, which has identical terms to the 2021 Plan. Capital Southwest is merely requesting that it be allowed to issue Restricted Stock in substantially the same manner and subject to substantially similar restrictions under which it is currently permitted to issue warrants, options and rights to purchase under Section 61(a)(3).  Section 61(a)(3)(B) of the 1940 Act permits a BDC to issue to its officers, directors and employees, pursuant to an executive compensation plan, warrants, options and rights to purchase the
21 For purposes of calculating compliance with this limit, the Company will count as Restricted Stock all shares of its common stock that are issued under the 2021 Plan less any shares that are forfeited back to the Company and cancelled as a result of forfeiture restrictions not lapsing

BDC’s voting securities, subject to certain requirements. Capital Southwest further submits that the 2021 Plan would not violate the purposes behind Sections 23(a) and (b).  The concerns underlying the enactment of those provisions included (i) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (ii) complication of the investment company’s structure that made it difficult to determine the value of Capital Southwest’s shares; and (iii) dilution of shareholders’ equity in the investment company. The Commission has, by way of exemptive order, permitted other BDCs to issue restricted stock to employees and directors.

The 2021 Plan does not raise concerns about preferential treatment of Capital Southwest’s insiders because the 2021 Plan is a bona fide compensation plan of the type common among corporations generally and that is contemplated by Section 61 of the 1940 Act and approved by the Commission in the orders given to, among others, MCG Capital, Capital Southwest, Main Street, Triangle, Newtek, Sutter Rock, Baker Fentress and Adams Express. Capital Southwest also asserts that the 2021 Plan would not become a means for insiders to obtain control of Capital Southwest because the maximum amount of Restricted Stock that may be issued and outstanding will not at the time of issuance of any Restricted Stock exceed 10% of Capital Southwest’s outstanding voting securities, and will also be limited by Section 61.

Capital Southwest further states that the 2021 Plan will not unduly complicate Capital Southwest’s structure because equity-based incentive compensation arrangements are widely used among corporations and commonly known to investors. Capital Southwest notes that the 2021 Plan will be submitted to its shareholders for their approval, subject to and following receipt of the Order. Capital Southwest represents that a concise, “plain English” description of the 2021 Plan, including its potential dilutive effect, will be provided in the proxy materials that will be submitted to Capital Southwest’s shareholders. Capital Southwest also states that it will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the Exchange Act. Capital Southwest further notes that the 2021 Plan will be disclosed to investors in accordance with the requirements of the Form N-2 registration statement for closed-end investment companies, and pursuant to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies. Capital Southwest thus concludes that the 2021 Plan will be adequately disclosed to investors and appropriately reflected in the market value of Capital Southwest’s shares. In addition, Capital Southwest states that its shareholders will be further protected by the conditions to the requested order that assure continuing oversight of the operation of the 2021 Plan by the Board.

4.    Standards for an Order Under Rule 17d-1

Rule 17d-l, made applicable to BDCs by Section 57(i),provides that the Commission may, by order upon application, grant relief under Section 57(a)(4)and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans. Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement or plan is consistent with the policies and purposes of the 1940 Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Consistency with the 1940 Act’s Policies and Purposes

The arguments as to why the 2021 Plan is consistent with the 1940 Act are almost identical to the standards for exemptions under Section 6(c) and have been set forth above.  Additionally, Section 57(j)(1) expressly permits any director, officer or employee of BDC to acquire warrants, options and rights to purchase voting securities of such BDC, and the securities issued upon the exercise or conversion thereof, pursuant to an executive compensation plan which meets the requirements of Section 61(a)(3)(B).  Capital Southwest submits that the issuance of Restricted Stock pursuant to the 2021 Plan poses no greater risk to shareholders than the issuances currently permitted by Section 57(j)(1).

Differences in Participation

Capital Southwest’s role is necessarily different from that of other participants in the arrangement at issue since the other participants in the 2021 Plan are its employees.  Because Participants are in an employer/employee relationship, their respective rights and duties are different and not comparable.  However, Capital Southwest’s participation with respect to the 2021 Plan will not be “less advantageous” than that of the Participants.  Capital Southwest, either directly or indirectly, is responsible for the compensation of the Participants; the 2021 Plan is simply Capital Southwest’s chosen method of providing such compensation.  Moreover, Capital Southwest believes the 2021 Plan will benefit Capital Southwest by enhancing its ability to attract and retain highly qualified personnel. The 2021 Plan, although benefiting the Participants and Capital Southwest in different ways, is in the interest of Capital Southwest's shareholders because the 2021 Plan will help align the interests of Capital Southwest’s employees with those of its shareholders, which will encourage conduct on the part of those employees and officers designed to produce a better return for Capital Southwest’s shareholders.

IV. TAX WITHHOLDING OBLIGATIONS

A.       Requested Order

Capital Southwest requests an Order of the Commission for relief under Section 23(c) to permit Capital Southwest to withhold shares of its common stock or purchase shares of Capital Southwest’s common stock from participants to satisfy tax withholding obligations related to the vesting of Restricted Stock that will be granted pursuant to the 2021 Plan. The Commission previously issued an exemptive order to Capital Southwest to permit it to withhold shares of its common stock or purchase shares of Capital Southwest’s common stock from participants to satisfy tax withholding obligations related to the vesting of Restricted Stock that was granted pursuant to the 2010 Plan, which, as described above, will terminate by its terms on July 18, 2021.22 Therefore, Capital Southwest is seeking the same relief under the 2021 Plan.

B.       Tax Consequences of Restricted Stock Awards

Generally, a grant of Restricted Stock under the 2021 Plan will not result in taxable income to the recipient for U.S. federal income tax purposes at the time of the grant. The value of Restricted Stock generally will be taxable to the recipient as ordinary income in the years in which the restrictions on the shares lapse. Such value will be the fair market value of the shares on the dates the restrictions lapse. Any recipient, however, may elect pursuant to Section 83(b) of the Code to treat the fair market value of the Restricted Stock on the date of grant as ordinary income in the year of the grant, provided the recipient makes the election within 30 days after the date of the grant. Generally, Participants forego such elections in order to avoid the risk of being taxed on compensation they never realize, either because they forfeit the Restricted Stock or the value of the Restricted Stock drops prior to vesting.

On the date the Restricted Stock vests (assuming no Section 83(b) election has been made), the shares are released to the Participant and available for sale or transfer (subject to Capital Southwest’s share retention guidelines). In accordance with the applicable regulations of the Internal Revenue Service (the “IRS”), Capital Southwest requires the recipient to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time the restrictions on the shares lapse or the recipient makes a Section 83(b) election. Where the cumulative withholding for all employees exceeds $100,000, the amounts withheld generally must be deposited with the IRS by the next business day; therefore, procedures generally must be implemented to collect the withholding from employees on the vesting date itself or as soon as possible thereafter.

In lieu of receiving a cash payment or withholding from other compensation from a Participant, typically a stock plan will provide for withholding of shares equal in value at the vesting date to the monetary amount of the company’s withholding obligation, sometimes referred to as a “net share settlement.” In this scenario, shares with value equal to the tax payment are withheld from the award and may be returned to the plan reserve, if permitted under the terms of the plan or award agreement. If Capital Southwest withholds shares to satisfy this withholding tax obligation, instead of cash, the recipient nonetheless will be required to include in income the fair market value of the shares withheld.

22 See Capital Southwest Corporation, Investment Company Act Release No. 32787 (August 22, 2017).

The 2021 Plan incorporates this concept of “net share settlement.” Specifically, it provides that Capital Southwest is authorized to withhold the Company’s common stock (in whole or in part) from any award of restricted shares granted at the time the Restricted Stock is taxed in satisfaction of a participant’s tax obligations. However, no such withholding of shares will take place except pursuant to written assurance from the staff of the Commission or exemptive relief from the Commission.

C.       Applicable Law and Need for Relief

Section 23(c), which is made applicable to BDCs by Section 63, generally prohibits a BDC from purchasing any securities of which it is the issuer except in the open market pursuant to tenders, or “under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” No rule addresses “purchases” by a BDC in the circumstances described in this Application. Thus, to the extent that the transactions between Capital Southwest and the Participants described in this Application with respect to the 2021 Plan constitute “purchases” by Capital Southwest of its own securities, Section 23(c), absent relief, would prohibit such transactions.

D.       Capital Southwest’s Legal Arguments

Section 23(c)(3) permits a BDC to purchase securities of which it is the issuer “under such . . . circumstances as the Commission may permit by . . . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” As noted above, the transactions between Capital Southwest and the Participants described in this Application with respect to the 2021 Plan may entail “purchases” by Capital Southwest of its own securities within the meaning of Section 23(c). However, Capital Southwest submits that any such purchases will be made in a manner that does not unfairly discriminate against Capital Southwest’s other shareholders. Capital Southwest will use the closing sales price of its shares of common stock on the Nasdaq Global Select Market (or any primary exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its common stock under the 2021 Plan (i.e., the public market price on the date of grant of Restricted Stock). The shares of Capital Southwest’s common stock used to satisfy tax withholding will be valued based on the current fair market value on the date of the transaction. Because the transactions between Capital Southwest and the Participants described in this Application with respect to the 2021 Plan will take place at the public market price for Capital Southwest’s common stock, these transactions will not be significantly different than could be achieved by any shareholder selling in a transaction on the Nasdaq Global Select Market. Moreover, these transactions may be made only as permitted by the 2021 Plan, which was approved by the Board prior to any application of the relief and will be submitted to the shareholders for their approval. This transaction permits Capital Southwest to deliver only shares net of the required tax withholding to the award recipients, thereby reducing the number of shares issued in connection with awards granted under the 2021 Plan. The resulting reduction in dilution using these transactions should benefit all of Capital Southwest’s shareholders. Finally, without the relief sought hereby, Capital Southwest’s executives and employees may be forced to sell more shares in the open market or a portion of the non-cash awards that vest or are delivered under the 2021 Plan to satisfy their tax withholding obligations. A large influx of Capital Southwest’s shares into the open market over a short period of time would not be beneficial to Capital Southwest’s shareholders. No transactions will be conducted pursuant to the Order on days where there are no reported market transactions involving Capital Southwest’s shares. Moreover, the withholding provision in the 2021 Plan does not raise concerns about preferential treatment of Capital Southwest’s insiders because the 2021 Plan is a bona fide compensation plan of the type that is common among corporations generally. Finally, the vesting schedule is determined at the time of the initial grant of the Restricted Stock.

In light of the foregoing, Capital Southwest believes that the requested relief meets the standards of Section 23(c)(3). Moreover, the important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to certain types of investment companies, including closed-end investment companies, SBICs and BDCs. Capital Southwest believes that its request for the Order is consistent with the policies underlying the provisions of the 1940 Act permitting the use of equity compensation as well as prior exemptive relief granted by the Commission for relief under Section 23(c).

E.       Precedent

The Commission has previously granted exemptive relief from Section 23(c) to BDCs in substantially similar circumstances. On June 16, 2020, the Commission issued the Sutter Rock Order to permit Sutter Rock, among other things, to withhold shares of its common stock or purchase shares of its common stock from employees, officers, directors, and non-employee directors to satisfy tax withholding obligations relating to the vesting of restricted shares or the exercise of options.23 On January 30, 2019, the Commission issued the Hercules Capital Order to permit Hercules Capital, among other things, to withhold shares of its common stock or purchase shares of its common stock from employees, officers, directors, and non-employee directors to satisfy tax withholding obligations relating to the vesting of restricted shares or the exercise of options.24 On August 22, 2017, the Commission issued the Capital Southwest Order to permit Capital Southwest Corporation to withhold shares of its common stock or purchase shares of its common stock from participants to satisfy tax withholding obligations relating to the vesting of restricted shares or the exercise of options that will be granted pursuant to its equity incentive plan.25 On January 10, 2017, the Commission issued an order for an exemption from Section 23(c) to permit Equus Total Return, Inc. to withhold shares of its common stock or purchase shares of its common stock from participants to satisfy tax withholding obligations relating to the vesting of restricted stock or the exercise of options that will be granted pursuant to its equity incentive plan.26 On May 10, 2016, the Commission issued an order for an exemption from Section 23(c) to permit Newtek Business Services Corp. to withhold shares of its common stock or purchase shares of its common stock from participants to satisfy tax withholding obligations relating to the vesting of restricted stock or the exercise of options to purchase shares of its common stock.27 On June 16, 2015, the Commission issued an order for an exemption from Section 23(c) to permit KCAP Financial, Inc. to withhold shares of its common stock or purchase shares of its common stock from participants to satisfy tax withholding obligations relating to the vesting of restricted stock or the exercise of options to purchase shares of its common stock.28 On April 3, 2012, the Commission issued the Harris & Harris Order to permit Harris & Harris to withhold shares of its common stock from participants and to permit participants to pay the exercise price of options that were granted to them pursuant to a predecessor plan with shares of common stock.29 On April 20, 2010, the Commission issued the MCG Order from Section 23(c) permitting MCG Capital to withhold shares of its common stock or purchase shares of its common stock from the participants to satisfy tax withholding obligations related to the vesting of restricted stock that were or will be granted pursuant to its incentive compensation plans.30 On June 16, 2009, the Commission issued the Main Street Order to permit Main Street, pursuant to its plan, to engage in certain transactions that may constitute purchases by Main Street Capital Corporation of its own securities within the meaning of Section 23(c).31 On May 5, 2009, the Commission issued an amended order granting Triangle exemptive relief from Section 23(c) in connection with withholding obligations related to vesting restricted shares and option exercises, and the payment of an option exercise price with shares of common stock already held by the participant.32

Additionally, in 1998, the Commission issued Baker Fentress and Adams Express exemptive relief from Section 23(c) in connection with the payment of a stock option exercise price with previously acquired stock.

Because the exemptive relief sought by this Application is substantially identical to those in a number of orders granted by the Commission permitting comparable arrangements, including the orders issued to Sutter Rock,
23 Sutter Rock Capital Corp., Investment Company Act Release No. 333894 (June 16, 2020).
24 Hercules Capital, Inc., Investment Company Act Release No. 33360 (January 30, 2019).
25 Capital Southwest Corporation, Investment Company Act Release No. 32787 (Aug. 22, 2017).
26 Equus Total Return, Inc., Investment Company Act Release No. 32421 (January 10, 2017).
27 Newtek Business Services Corp., Investment Company Act Release No. 32109 (May 10, 2016).
28 KCAP Financial, Inc., Investment Company Act Release No. 31676 (June 16. 2015).
29 Harris & Harris Group, Inc., Investment Company Act Release No. 30027 (April 3, 2012).
30 MCG Capital Corporation, Investment Company Act Release No. 29210 (April 20, 2010).
31 Main Street Capital Corporation et al., Investment Company Act Release No. 28769 (June 16, 2009).
32 Triangle Capital Corporation, Investment Company Act Release No. 28718 (May 5, 2009).

Hercules, Capital Southwest, Equus Total Return, Inc., Newtek Business Services Corp., KCAP Financial, Inc., Harris & Harris Group, Inc., Hercules Capital, Inc., MCG Capital, Main Street, and Triangle discussed above, Capital Southwest respectfully requests that the Commission grant the exemptive relief requested by this Application.

In addition, it is important to highlight that that stock withholding provisions and the other provisions contained in the 2021 Plan described in this Application are common features found in the equity compensation plans of many public companies not regulated under the 1940 Act with which Capital Southwest competes for personnel resources.

Accordingly, Capital Southwest respectfully requests that the Commission issue an order under Section 23(c) to permit Capital Southwest to withhold shares of its common stock or purchase shares of Capital Southwest’s common stock from participants to satisfy tax withholding obligations related to the vesting of Restricted Stock that will be granted pursuant to the 2021 Plan.

V.    CAPITAL SOUTHWEST'S CONDITIONS

Capital Southwest agrees that the Order granting the requested relief will be subject to the following conditions:

1. The 2021 Plan will be authorized by Capital Southwest’s shareholders.

2. Each issuance of Restricted Stock to officers and employees will be approved by the Required Majority of Capital Southwest’s directors on the basis that such grant is in the best interests of Capital Southwest and its shareholders.

3. The amount of voting securities that would result from the exercise of all of Capital Southwest’s outstanding warrants, options and rights, together with any Restricted Stock issued and outstanding pursuant to the 2021 Plan and any other compensation plans of the Company, at the time of issuance shall not exceed 25% of the outstanding voting securities of Capital Southwest, except that if the amount of voting securities that would result from the exercise of all of Capital Southwest’s outstanding warrants, options and rights issued to Capital Southwest’s directors, officers and employees, together with any Restricted Stock issued pursuant to the 2021 Plan and any other compensation plans of the Company, would exceed 15% of the outstanding voting securities of Capital Southwest, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, together with any Restricted Stock issued pursuant to the 2021 Plan and any other compensation plans of the Company, at the time of issuance shall not exceed 20% of the outstanding voting securities of Capital Southwest.

4. The amount of Restricted Stock issued and outstanding will not at the time of issuance of any Restricted Stock exceed 10% of Capital Southwest’s outstanding voting securities.

5. The Board will review the 2021 Plan at least annually.  In addition, the Board will review periodically the potential impact that the issuance of Restricted Stock under the 2021 Plan could have on Capital Southwest’s earnings and net asset value per share, such review to take place prior to any decisions to grant Restricted Stock under the 2021 Plan, but in no event less frequently than annually.  Adequate procedures and records will be maintained to permit such review.  The Board will be authorized to take appropriate steps to ensure that the issuance of Restricted Stock under the 2021 Plan will be in the best interests of Capital Southwest’s shareholders.  This authority will include the authority to prevent or limit the granting of additional Restricted Stock under the 2021 Plan.  All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

VI. CONCLUSION

For the reasons set forth above, Capital Southwest believes that granting an exemption from the above provisions would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. It would not involve any overreaching and the terms are fair and reasonable.

VII.   PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and the Order to:

Mr. Bowen S. Diehl
Chief Executive Officer and President
Capital Southwest Corporation
5400 Lyndon B Johnson Freeway, Suite 1300
Dallas, Texas 75240

Please address any questions concerning this Application and a copy of any communications, notice, or order to:

Steven B. Boehm, Esq.
Payam Siadatpour, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001
(202) 383-0176

B. Authorization

The filing of Capital Southwest’s Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the unanimous consent of the Board  dated March 26, 2021.  A copy of the resolutions then adopted by the Board is attached as Exhibit B. Such authorization still remains in full force and effect.

VIII.   EXHIBITS

Exhibit A	Capital Southwest Corporation 2021 Employee Restricted Stock Award Plan

Exhibit B	Resolution of the Board of Directors of Capital Southwest Corporation – Approval of Capital Southwest Corporation 2021 Employee Restricted Stock Award Plan and Application for Exemptive Order

Capital Southwest has caused this Application to be duly signed on its behalf, in the County of Dallas, State of Texas, on the 17th day of May, 2021.

CAPITAL SOUTHWEST CORPORATION

By:	/s/ Bowen S. Diehl
Name:	Bowen S. Diehl
Title:	Chief Executive Officer and President

Exhibit A

CAPITAL SOUTHWEST CORPORATION

2021 EMPLOYEE RESTRICTED STOCK AWARD PLAN

1.    PURPOSE

This Plan is intended to foster and promote the long-term financial success of Capital Southwest Corporation and its Subsidiaries (the “Company Group”); to reward performance and to increase shareholder value by providing Participants appropriate incentives and rewards; to enable the Company Group to attract and retain the services of outstanding individuals upon whose judgment, interest and dedication the successful conduct of the Company Group’s businesses are largely dependent; to encourage Participants’ ownership interest in Capital Southwest Corporation; and to align the interests of employees with that of the Company’s shareholders.

2.    DEFINITIONS

(a)    “1940 Act” means the Investment Company Act of 1940, as amended.

(b)    “Affiliate” means any “parent corporation” or “subsidiary corporation” of the Company, as such term is defined in Code Sections 424(e) and 424(f).

(c)    “Award Agreement” means a written or electronic agreement evidencing and setting forth the terms of a Restricted Stock Award.

(d)    “Board of Directors” means the board of directors of the Company.

(e)    “Cause” means, unless otherwise specified in the Award Agreement or in an employment agreement with any member of the Company Group, with respect to a Participant:

(i)    Commission of any act or acts of personal dishonesty intended to result in substantial personal enrichment to the Employee to the detriment of any Company Group member;

(ii)    Conviction of, or entering into a plea of nolo contendere to, a felony;

(iii)    In the case of an Employee, repeated failures to perform his responsibilities that are demonstrably willful and deliberate;

(iv)    Intentional, repeated or continuing violation of any of the applicable Company Group member’s policies or procedures that occurs or continues after notice to the Participant that he or she has violated such policy or procedure; or

(v)    Any material breach of a written covenant or agreement with a Company Group member, including the terms of this Plan or any material breach of fiduciary duty to a Company Group member.

A Participant shall be considered to have been discharged for Cause if the Company determines within 30 days after his resignation or discharge that discharge for Cause was warranted.

(f)    “Change in Control” means

(i)    The date any one person, or more than one “person” acting as a group, acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition by such person(s)) ownership of Common Stock possessing 51% or more of the total voting power of the Common Stock of the Company;

(ii)    Individuals who at any time during the term of this Agreement constitute the board of directors of the Company (the “Incumbent Board”) cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the date hereof whose election or nomination for election was approved by a vote of at least 75% of the directors comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) shall be, for purposes of this clause (ii) considered as though such person were a member of the Incumbent Board;

(iii)    Any consolidation or merger to which the Company is a party, if following such consolidation or merger, shareholders of the Company immediately prior to such consolidation or merger shall not beneficially own securities representing at least 51% of the combined voting power of the outstanding voting securities of the surviving or continuing corporation; or

(iv)    Any sale, lease, exchange or other transfer (in one transaction or in a series of related transactions) of all, or substantially all, of the assets of the Company, other than to an entity (or entities) of which the Company or the shareholders of the Company immediately prior to such transaction beneficially own securities representing at least 51% of the combined voting power of the outstanding voting securities.

(g)    “Code” means the Internal Revenue Code of 1986, as amended.

(h)    “Committee” means the Compensation Committee of the Board of Directors.

(i)    “Common Stock” means the Common Stock of the Company, par value, $0.25 per share.

(j)    “Company” means Capital Southwest Corporation, a corporation organized under the laws of the State of Texas, and all successors to it.

(k)    “Date of Grant” means the date when the Company completes the corporate action necessary to create the legally binding right constituting a Restricted Stock Award.

(l)    “Disability” has the meaning set forth in Code Section 22(e)(3).

(m)    “Effective Date” means the date the Plan is approved by the shareholders of the Company.

(n)    “Employee” means any person employed by the Company or a Subsidiary. Directors who are employed by the Company or a Subsidiary shall be considered Employees under the Plan.

(o)    “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(p)    “Fair Market Value” on any date means the closing sales price of the Common Stock on the Nasdaq Global Select Market (or any other such exchange on which the Common Stock may be traded in the future) on the date of determination. Whenever possible, the determination of Fair Market Value by the Committee shall be based on the prices reported in The Wall Street Journal.  The Committee’s determination of Fair Market Value shall be conclusive and binding on all persons.

(q)    “Good Reason” means, unless otherwise specified in the Award Agreement or in an employment agreement with any member of the Company Group, with respect to a Participant, any one or combination of the following events without the Participant’s consent:

(i)    A diminution in the Participant’s compensation;

(ii)    a diminution in the Participant’s authority, duties or responsibilities; and

(iii)    a relocation of 50 miles or more of the Participant’s primary work location.

A Participant shall be considered to have terminated for Good Reason only if: (A) the Participant provides notice to the Company of the Good Reason event(s) within 30 days of the initial occurrence of such event(s); (B) the Company has 60 days from the date such notice is received to cure such Good Reason event(s) but fails to do so; and (C) the Participant voluntarily terminates employment within 6 months of the initial occurrence of such Good Reason event(s).

(r)    “Participant” means any person who holds an outstanding Restricted Stock Award.

(s)    “Plan” means this Capital Southwest Corporation 2021 Employee Restricted Stock Award Plan.

(t)    “Restricted Stock” or “Restricted Stock Award” means, individually or collectively, a grant of Shares under the Plan.

(u)    “Share” means a share of Common Stock.

(v)    “Subsidiary” means any subsidiary of the Company.

(w)    “Termination of Service” shall mean the termination of employment of an Employee by the Company and any Subsidiaries. A Participant’s service shall not be deemed to have terminated because of a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service. Furthermore, a Participant’s service with the Company Group shall not be deemed to have terminated if the Participant takes any military leave, sick leave, or other bona fide leave of absence approved by the Company or a Subsidiary; provided, however, that if any such leave exceeds 90 days, on the 91st day of such leave the Participant’s service shall be deemed to have terminated unless the Participant’s leave of absence is approved by the Committee. Except as otherwise provided in any Award Agreement, the Participant’s service shall be deemed to have terminated upon the entity for which the Participant performs service ceasing to be a Subsidiary (or any successor). Subject to the foregoing, the Company, in its discretion, shall determine whether a Participant’s service has terminated and the effective date of such termination.

3.    ADMINISTRATION

The Committee shall administer the Plan. The Committee shall consist of two or more disinterested directors of the Company, who shall be appointed by the Board of Directors. A member of the Board of Directors shall be deemed to be “disinterested” only if he satisfies such requirements as the Securities and Exchange Commission may establish for non-employee directors administering plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act. The Committee shall have full and final authority, in each case subject to and consistent with the provisions of the Plan and subject to the approval by the required majority of the Company’s directors, as defined in Section 57(o) of the 1940 Act:

(a)    The Committee shall have the sole and complete authority to:

(i)    Determine the Employees to whom Restricted Stock Awards are granted, the type and amounts of Restricted Stock Awards to be granted and the time of all such grants;

(ii)    Determine the terms, conditions and provisions of, and restrictions relating to, each Restricted Stock Award granted;

(iii)    Interpret and construe the Plan and all Award Agreements;

(iv)    Prescribe, amend and rescind rules and regulations relating to the Plan;

(v)    Determine the content and form of all Award Agreements;

(vi)    Determine all questions relating to Restricted Stock Awards under the Plan, including whether any conditions relating to a Restricted Stock Award have been met;

(vii)    Consistent with the Plan and with the consent of the Participant, as appropriate, amend any outstanding Restricted Stock Award or amend the exercise date or dates thereof;

(viii)    Determine the duration and purpose of leaves of absence that may be granted to a Participant without constituting termination of the Participant’s employment for the purpose of the Plan or any Restricted Stock Award;

(ix)    Maintain accounts, records and ledgers relating to Restricted Stock Awards;

(x)    Maintain records concerning its decisions and proceedings;

(xi)    Employ agents, attorneys, accountants or other persons for such purposes as the Committee considers necessary or desirable; and

(xii)    Do and perform all acts which it may deem necessary or appropriate for the administration of the Plan and to carry out the objectives of the Plan.

(b)    Each Restricted Stock Award shall be evidenced by an Award Agreement containing such provisions as may be approved by the Committee. Each Award Agreement shall constitute a binding contract between the Company and the Participant, and every Participant, upon acceptance of the Award Agreement, shall be bound by the terms and restrictions of the Plan and the Award Agreement. The terms of each Award Agreement shall be in accordance with the Plan, but each Award Agreement may include such additional provisions and restrictions determined by the Committee, in its discretion, provided that such additional provisions and restrictions are not inconsistent with the terms of the Plan. In particular, and at a minimum, the Committee shall set forth in each Award Agreement (i) the number of Shares subject to the Restricted Stock Award; (ii) the expiration date of the Restricted Stock Award; (iii) the manner, time, and rate (cumulative or otherwise) of vesting of such Restricted Stock Award; and (iv) the restrictions, if any, placed upon such Restricted Stock Award, or upon Shares which may be issued upon vesting of such Restricted Stock Award. The Chairman of the Committee and such other directors and officers as shall be designated by the Committee is hereby authorized to execute Award Agreements on behalf of the Company and to cause them to be delivered to the recipients of Restricted Stock Awards.

4.    STOCK SUBJECT TO THE PLAN

(a)    General Limitations.

(i)    Subject to adjustment as provided in Section 11 of the Plan, the maximum number of Shares reserved for issuance in connection with Restricted Stock Awards under the Plan is 1,200,000 Shares. Subject to adjustment as provided in Section 11 of the Plan, the total number of Shares that may be outstanding as Restricted Stock under the Plan and the Company’s 2021 Non-Employee Director Restricted Stock Award Plan (together, the “Plans”) shall not exceed 10% of the outstanding Shares on the effective date of the Plan plus 10% of the Shares issued or delivered by the Company (other than pursuant to any Employee compensation plans) during the term of the Plans.

(ii)    The amount of voting securities that would result from the exercise of all the Company’s outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to this Plan and any other compensation plan of the Company, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company; provided, however, that if the amount of voting securities that would result from the exercise of all the Company’s outstanding warrants, options, and rights issued to the Company’s directors, officers, and employees, together with any Restricted Stock issued pursuant to this Plan and any other compensation plan of the Company, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to this Plan and any other compensation plan of the Company, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.

(b)    Other Rules.

(i)    The number of Shares associated with a Restricted Stock Award originally counted against the limitations as the result of the grant of the Restricted Stock Award shall be restored against the limitations and be available for reissuance under this Plan if and to the extent the Restricted Stock Award is surrendered, cancelled, expires, terminates or is forfeited for any reason.

(ii)    Shares withheld by, or otherwise remitted to satisfy a Participant’s tax withholding obligations upon the lapse of restrictions on a Restricted Stock, or upon any other payment or issuance of Shares under the Plan shall not become available for issuance or reissuance under the Plan.

(iii)    Shares issued under the Plan may be either authorized but unissued Shares, authorized Shares previously issued held by the Company in its treasury which have been reacquired by the Company, or Shares purchased by the Company in the open market.

5.    ELIGIBILITY

Subject to the terms of the Plan, all Employees shall be eligible to receive Restricted Stock Awards under the Plan as selected and determined by the Committee.

6.    RESTRICTED STOCK AWARDS

The Committee may, subject to the limitations of the Plan and the availability of Shares reserved but not previously awarded under this Plan, grant Restricted Stock Awards to eligible Employees upon such terms and conditions as it may determine to the extent such terms and conditions are consistent with the following provisions:

(a)    Payment of the Restricted Stock Award. The Restricted Stock Award may only be made in whole Shares.

(b)    Terms of the Restricted Stock Awards. The Committee shall determine the dates on which Restricted Stock Awards granted to a Participant shall vest and any specific conditions which must be satisfied prior to the vesting of any installment or portion of the Restricted Stock Award. Any such vesting period will be no shorter than one year as of the Date of Grant. Notwithstanding the foregoing, up to 5% of the maximum number of Shares available for issuance under this Plan as provided for in Section 4(a), as such may be adjusted under Section 11, may be used for awards that do not at the Date of Grant comply with the one-year minimum vesting period. The Committee may, in its sole discretion, accelerate the vesting of any Restricted Stock Awards after the Date of Grant except in the event of a Change in Control. The acceleration of any Restricted Stock Award shall create no right, expectation or reliance on the part of any other Participant or that certain Participant regarding any other Restricted Stock Awards.

(c)    Termination of Service. Unless otherwise determined by the Committee or as otherwise provided herein, upon a Participant’s Termination of Service for any reason, including retirement, other than Disability or death, the Participant’s unvested Restricted Stock Awards as of the date of termination shall be forfeited and any rights the Participant had to such unvested Restricted Stock Awards shall become null and void. Unless otherwise provided in the applicable Award Agreement, in the event of a Participant’s Termination of Service due to Disability or death, all unvested Restricted Stock Awards held by such Participant shall immediately vest.

(d)    Treatment Upon a Change in Control. In the event of a Change in Control, all unvested Restricted Stock Awards held by a Participant that were granted on or after the Effective Date shall vest upon the Change in Control if either (i) within two years following the Change in Control, the Participant’s service is involuntarily terminated for reasons other than for Cause or the Participant terminates his or her employment or service for Good Reason or (ii) such Restricted Stock Awards are not assumed or converted into replacement awards in a manner described in Section 11(b)(iii). All unvested Restricted Stock Awards held by a Participant that were granted before the Effective Date shall continue to be subject to the terms of the Plan as in effect prior to the Effective Date.

7.    DIVIDENDS, DISTRIBUTIONS AND OTHER RIGHTS

(a)    Dividends. A Participant holding a Restricted Stock Award shall, unless otherwise provided in the applicable Award Agreement, be entitled to receive, with respect to each such Share covered by a Restricted Stock Award, a payment equal to any dividends or distributions.

(b)    Voting of Restricted Stock Awards. After a Restricted Stock Award has been granted, but for which Shares covered by such Restricted Stock Award have not yet vested, the Participant shall be entitled to vote such Shares subject to the rules and procedures adopted by the Committee for this purpose.

(c)    Restrictive Legend. Each certificate issued in respect of a Restricted Stock Award shall be registered in the name of the Participant and, at the discretion of the Board of Directors, each such certificate shall be held by the Company until the Restricted Stock has vested. Each such certificate shall bear the following (or a similar) legend:
“The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) contained in the Capital Southwest Corporation 2021 Employee Restricted Stock Plan and an agreement entered into between the registered owner and Capital Southwest Corporation. A copy of such plan and agreement is on file at the principal office of Capital Southwest Corporation.”

8.    RIGHTS OF PARTICIPANTS

Nothing contained in this Plan or in any Award Agreement confers on any person any right to continue in the employ or service of the Company or an Affiliate or interferes in any way with the right of the Company or an Affiliate to terminate a Participant’s services.

9.    DESIGNATION OF BENEFICIARY

A Participant may, with the consent of the Committee, designate a person or persons to receive, in the event of death, any Restricted Stock Award to which the Participant would then be entitled. Such designation will be made upon forms supplied by and delivered to the Company and may be revoked in writing. If a Participant fails to designate a beneficiary, then the Participant’s estate will be deemed to be the beneficiary.

10.    TRANSFERABILITY OF RESTRICTED STOCK AWARDS

No Restricted Stock Award granted hereunder shall be transferable, voluntarily or involuntarily, other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code.

11.    ADJUSTMENTS UPON CHANGES IN CAPITALIZATION OR A CHANGE IN CONTROL

(a)    Adjustment Clause. In the event of any change in the outstanding Shares by reason of any stock dividend, split, spinoff, recapitalization, merger, consolidation, combination, extraordinary dividend, exchange of shares or other change affecting the outstanding shares of Stock as a class without the Company’s receipt of consideration, or other equity restructuring within the meaning of Financial Accounting Standard No. 123 (revised 2004), appropriate adjustments shall be made to the aggregate number of shares of Stock with respect to which Restricted Stock Awards may be made under the Plan. The Committee shall also make appropriate adjustments described in the previous sentence in the event of any distribution of assets to shareholders other than a normal cash dividend. Adjustments, if any, and any determination or interpretations, made by the Committee shall be final, binding and conclusive. Any adjustment made under this Section 11 will be made in accordance with any required action by shareholders of the Company, the provisions of any applicable corporate law and the approval of the required majority, as defined in Section 57(o) of the 1940 Act, of the Company’s directors. Conversion of any convertible securities of the Company shall not be deemed to have been effected without receipt of consideration. Except as expressly provided herein, no issuance by the Company of shares of any class or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to a Restricted Stock Award.

(b)    Change in Control. If a Change in Control occurs, the Committee may, in its discretion and subject to the limitations set forth in Section 6(d) of the Plan:

(i)    Cancel outstanding Restricted Stock Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Restricted Stock Awards, as determined by the Committee or the Board of Directors in its sole discretion;

(ii)    Substitute other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for Shares subject to outstanding Restricted Stock Awards; and

(iii)    Arrange for the assumption of Restricted Stock Awards, or replacement of Restricted Stock Awards with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Subsidiary, Affiliate, or division or by the entity that controls such Subsidiary, Affiliate, or division following the transaction (as well as any corresponding adjustments to Restricted Stock Awards that remain outstanding based upon Company securities);

No such adjustments may, however, change the vesting schedule for an outstanding Restricted Stock Award upon a Change in Control or otherwise change the value of benefits available to a Participant under an outstanding Restricted Stock Award.

12.    TAX WITHHOLDING

The Company’s obligation to make cash payments pursuant to a Restricted Stock Award or deliver Shares, or any other event with respect to rights and benefits hereunder, shall be subject to the Participant’s satisfaction of all applicable federal, state and local income and employment tax withholding obligations. To the extent that the Company is required to withhold any federal, state or local income and employment taxes in respect of any compensation income realized by the Participant in respect of Shares acquired pursuant to a Restricted Stock Award, or in respect of any Shares becoming vested, then the Company shall deduct from any payments of any kind otherwise due to such Participant the aggregate amount of such federal, state or local income and employment taxes required to be so withheld. If no such payments are due or become due to such Participant, or if such payments are insufficient to satisfy such federal, state or local income or employment taxes, then such Participant will be required to pay to the Company, or make other arrangements satisfactory to the Company regarding payment to the Company of, the aggregate amount of any such taxes. The Committee, in its discretion, may permit the Participant to satisfy the obligation, in whole or in part, by irrevocably electing to have the Company withhold Shares, or to deliver to the Company Shares that he or she already owns, having a value equal to the amount required to be withheld. The value of the Shares to be withheld, or delivered to the Company, shall be based on the Fair Market Value of Shares on the date the amount of tax to be withheld is determined. In no event will the Fair Market Value of Shares to be withheld and delivered pursuant to this Section 12 exceed the minimum amount required to be withheld, unless (a) an additional amount can be withheld and not result in adverse accounting consequences, (b) such additional withholding amount is authorized by the Committee, and (c) the total amount withheld does not exceed the Participant’s estimated tax obligations attributable to the applicable transaction. As an alternative, the Company may retain, or sell without notice, a number of such Shares sufficient to cover the amount required to be withheld.

13.    AMENDMENT OF THE PLAN AND RESTRICTED STOCK AWARDS

(a)    The Board of Directors may at any time, and from time to time, modify or amend the Plan in any respect, prospectively or retroactively. Failure to ratify or approve amendments or modifications by shareholders shall be effective only as to the specific amendment or modification requiring such approval or ratification. Other provisions of this Plan will remain in full force and effect. No such termination, modification or amendment may adversely affect the rights of a Participant under an outstanding Restricted Stock Award without the written permission of such Participant.

(b)    The Committee may amend any Award Agreement, prospectively or retroactively; provided, however, that no such amendment shall adversely affect the rights of any Participant under an outstanding Restricted Stock Award without the written consent of such Participant.

14.    RIGHT OF OFFSET

The Company will have the right to offset against its obligation to deliver Shares (or other property) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Restricted Stock Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile or other employee programs) that the Participant then owes to the Company and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement. This right of offset shall not be an exclusive remedy and the Company’s election not to exercise the right of offset with respect to any amount payable to a Participant shall not constitute a waiver of this right of offset with respect to any other amount payable to the Participant or any other remedy.

15.    DETRIMENTAL ACTIVITY AND RECAPTURE PROVISIONS

Any Award Agreement may reference a clawback policy of the Company or provide for the cancellation or forfeiture of an award or the forfeiture and repayment to the Company of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be determined by the Committee from time to time, if a Participant, either (a) during employment or other service with the Company Group or (b) within a specified period after termination of such employment or service, engages in any detrimental activity, as described in the applicable Award Agreement or such clawback policy. In addition, notwithstanding anything in this Plan to the contrary, any Award Agreement or such clawback policy may also provide for the cancellation or forfeiture of an award or the forfeiture and repayment to the Company of any Shares issued under and/or any other benefit related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be required by the Committee or under Section 10D of the Exchange Act and any applicable rules or regulations promulgated by the Securities and Exchange Commission, the NASDAQ or any national securities exchange or national securities association on which the Shares may be traded.

16.    EFFECTIVE DATE OF PLAN

The Plan shall become effective immediately upon its approval by the Company’s shareholders.

17.    TERMINATION OF THE PLAN

The right to grant Restricted Stock Awards under the Plan will terminate 10 years after the Effective Date. The Board of Directors has the right to suspend or terminate the Plan at any time, provided that no such action will, without the consent of a Participant, adversely affect a Participant’s rights under an outstanding Restricted Stock Award.

18.    APPLICABLE LAW; COMPLIANCE WITH LAWS

(a)    The Plan will be administered in accordance with the laws of the State of Texas and applicable federal law. Notwithstanding any other provision of the Plan, the Company shall have no liability to issue any Shares under the Plan unless such issuance would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity. Prior to the issuance of any Shares under the Plan, the Company may require a written statement that the recipient is acquiring the shares for investment and not for the purpose or with the intention of distributing the shares.

(b)    It is the intention of the Company that no Restricted Stock Award shall be “deferred compensation” subject to Code Section 409A, and the Plan and the terms and conditions of all Restricted Stock Awards shall be interpreted accordingly.

(c)    Notwithstanding anything in this Plan or an Award Agreement to the contrary, nothing in this Plan or in an Award Agreement prevents a Participant from providing, without prior notice to the Company, information to governmental authorities regarding possible legal violations or otherwise testifying or participating in any investigation or proceeding by any governmental authorities regarding possible legal violations, and for purpose of clarity, a Participant is not prohibited from providing information voluntarily to the Securities and Exchange Commission pursuant to Section 21F of the Exchange Act.

19.    NO GRANTS IN CONTRAVENTION OF THE 1940 ACT

(a)    At all times during such periods as the Company qualifies or intends to qualify as a “business development company,” no Restricted Stock Award may be granted under the Plan if the grant or terms of such Restricted Stock Award would cause the Company to violate Section 61 of the 1940 Act (or any other provision of the 1940 Act applicable to “business development companies”), and, if approved for grant, such an award will be void and of no effect.

(b)    In furtherance of the intent that Restricted Stock Awards available to be granted under the Plan be limited to those that can be granted by a “business development company” qualifying as such under the 1940 Act, except as otherwise permitted by exemptive relief or other relief that may be granted by the Securities and Exchange Commission or its staff and determined by the Board of Directors, Restricted Stock may be awarded only in exchange for full payment thereof (as determined by the Board of Directors).

Exhibit B
RESOLUTIONS
OF
THE BOARD OF DIRECTORS
OF
CAPITAL SOUTHWEST CORPORATION

Adopted on March 26, 2021

WHEREAS, the Board believes that it is in the best interests of the Company and its shareholders that, in order to recruit and retain employees, it is necessary to incentivize employees of the Company through the issuance from time to time of restricted stock of the Company under the Capital Southwest Corporation 2021 Employee Restricted Stock Award Plan (the “2021 Employee Plan”);

WHEREAS, the Board has reviewed the 2021 Employee Plan, a copy of which is attached hereto as Exhibit A;

WHEREAS, the Board believes that it is in the best interests of the Company and its shareholders that the Company seek exemptive relief from the Securities and Exchange Commission (the “SEC”) related to the above described actions under the 2021 Employee Plan (the “2021 Employee Plan Exemptive Application”), a copy of which is attached hereto as Exhibit B; and

WHEREAS, the Board has reviewed the 2021 Employee Plan Exemptive Application for the order pursuant to Sections 6(c) of the Investment Act of 1940, as amended (the “1940 Act”), granting an exemption from Sections 23(a), 23(b) and 63 of the 1940 Act, pursuant to Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 thereunder permitting certain joint transactions otherwise prohibited by Section 57(a)(4) of the 1940 Act, and pursuant to Section 23(c)(3) of the 1940 Act granting an exemption from Section 23(c) (the “2021 Employee Plan Order”).

NOW, THEREFORE, BE IT RESOLVED, that, based upon the recommendation of the Compensation Committee, the Board hereby approves the 2021 Employee Plan, subject to the issuance of the 2021 Employee Plan Order, and the 2021 Employee Plan Exemptive Application, each substantially in the form provided to the Board;

FURTHER RESOLVED, that the Board hereby directs that the Authorized Officers (as defined below) submit the 2021 Employee Plan Exemptive Application to the SEC for the 2021 Employee Plan Order;

FURTHER RESOLVED, that the Authorized Officers be, and each hereby is, authorized for and on behalf of the Company to prepare, execute and file the 2021 Employee Plan Exemptive Application with the SEC pursuant to the 1940 Act for the 2021 Employee Plan Order and any amendments thereto that the Authorized Officer deems to be necessary, desirable or appropriate, together with any and all exhibits and documents or supplemental information relating thereto, in connection with the 2021 Employee Plan and that the form or any amendment or supplements thereto will be as approved by the Authorized Officers executing the same, the approval by the Company of such Authorized Officers to be evidenced conclusively by their execution of the same;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and empowered in the name and on behalf of the Company to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions; and

B-1

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, Chief Financial Officer, Chief Compliance Officer, the Secretary, and the Treasurer of the Company (collectively, the “Authorized Officers”).
B-2